SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Forte Software, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

349546 10 1
(CUSIP Number)



Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                   13G

CUSIP NO.  349546 10 1


1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Norwest Equity Partners IV
            Tax Identification No.  41-1647118

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                               (b)  [ ]
3)        SEC USE ONLY

4)        CITIZENSHIP OR PLACE OF ORGANIZATION

            Minnesota

NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    1,130,620
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  0
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 1,130,620
PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      0

9)         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             1,130,620

10)        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*

11)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             6.1%

12)        TYPE OF REPORTING PERSON*

             PA







                                   13G

CUSIP NO.  349546 10 1


1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Itasca Partners
            Tax Identification No.  41-1647117

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                               (b)  [ ]
3)        SEC USE ONLY

4)        CITIZENSHIP OR PLACE OF ORGANIZATION

            Minnesota

NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    1,130,620
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  0
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 1,130,620
PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      0

9)         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             1,130,620

10)        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*

11)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             6.1%

12)        TYPE OF REPORTING PERSON*

             PA




13G

CUSIP NO.  349546 10 1


1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Robert F. Zicarelli
            Social Security No.  ###-##-####

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                               (b)  [ ]
3)        SEC USE ONLY

4)        CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America

NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    1,140,150*
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  0
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 1,140,150*
PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      0

9)         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             1,140,150*

10)        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*

11)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             6.1%

12)        TYPE OF REPORTING PERSON*

             IN








______________________
* Includes 9,530 shares held by Robert F. Zicarelli in his individual capacity.



13G

CUSIP NO.  349546 10 1


1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Daniel J. Haggerty
            Social Security No.  ###-##-####

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                               (b)  [ ]
3)        SEC USE ONLY

4)        CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America

NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    1,145,620
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  0
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 1,145,620

PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      0

9)         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             1,145,620


10)        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*

11)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             6.2%

12)        TYPE OF REPORTING PERSON*

             IN




SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934


Item 1(a)  Name of Issuer:

           Forte Software, Inc.

Item 1(b)  Address of Issuer's Principal Executive Offices:

           1800 Harrison Street, 15th Floor
           Oakland, CA  94612

Item 2(a)  Name of Person Filing:

           1.  Norwest Equity Partners IV
           2.  Itasca Partners
           3.  Robert F. Zicarelli
           4.  Daniel J. Haggerty

Item 2(b)  Address of Principal Business Office:

           1.  Norwest Equity Partners IV
               2800 Piper Jaffray Tower
               222 South Ninth Street
               Minneapolis, MN  55402

           2.  Itasca Partners
               2800 Piper Jaffray Tower
               222 South Ninth Street
               Minneapolis, MN  55402

           3.  Robert F. Zicarelli
               2800 Piper Jaffray Tower
               222 South Ninth Street
               Minneapolis, MN  55402

           4.  Daniel J. Haggerty
               2800 Piper Jaffray Tower
               222 South Ninth Street
               Minneapolis, MN  55402

           This statement is filed by Norwest Equity Partners IV on behalf of all of the persons listed above pursuant to Rule 13d-1(c) and Rule 13d-1(f). Norwest Equity Partners IV is a Minnesota limited partnership. Itasca Partners, a Minnesota general partnership, is the general partner of Norwest Equity Partners IV. Robert F. Zicarelli and Daniel J. Haggerty are the managing partners of Itasca Partners.

Item 2(c)  Citizenship:

           1.  Norwest Equity Partners IV:  Minnesota
           2.  Itasca Partners:  Minnesota
           3.  Robert F. Zicarelli:  United States
           4.  Daniel J. Haggerty:  United States

Item 2(d)  Title of Class of Securities:

           Common Stock

Item 2(e)  CUSIP Number:

           349546 10 1

Item 3     Not Applicable

Item 4     Ownership:

           (1) Norwest Equity Partners IV: At December 31, 1996, Norwest Equity Partners IV owned 1,130,620 shares of common stock. This amount represented 6.1% of the total shares of common stock outstanding at that date. Norwest Equity Partners IV has no rights to acquire additional shares through the exercise of options or otherwise.

           (2) Itasca Partners: At December 31, 1996, Itasca Partners was deemed to own, by virtue of its affiliation with Norwest Equity Partners IV, 1,130,620 shares of common stock. This amount represented 6.1% of the total shares of common stock outstanding at that date.

           (3) Robert F. Zicarelli: At December 31, 1996, Robert F. Zicarelli was deemed to own, by virtue of his affiliation with Norwest Equity Partners IV, 1,130,620 shares of common stock. This amount represented 6.1% of the total shares of common stock outstanding at that date.

           (4) Daniel J. Haggerty: At December 31, 1996, Daniel J. Haggerty was deemed to own an aggregate of 1,145,620 shares of common stock (representing 6.2% of the total number of shares of common stock outstanding at that date) as follows: (a) 1,130,620 shares of common stock by virtue of his affiliation with Norwest Equity Partners IV (see 1 above), which shares represented 6.1% of the total number of shares of common stock outstanding at that date and (b) 15,000 shares of common stock by virtue of his affiliation with Norwest Equity Partners V, which shares represented 0.1% of the shares of common stock outstanding at that date. Mr. Haggerty is one of three managing partners of Itasca Partners V, a Minnesota limited partnership that is the general partner of Norwest Equity Partners V.

                The persons filing this statement other than Norwest Equity Partners IV disclaim beneficial ownership of, and the filing of this shall not be construed as an admission that the persons filing are beneficial owners of, the shares covered by this statement for purposes of Sections 13, 14, or 16 of the Act.

Item 5     Ownership of Five Percent or Less of a Class:

           Not Applicable

Item 6     Ownership of More than Five Percent on Behalf of Another
           Person:

           Not Applicable

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent
           Holding Company:

           Not Applicable

Item 8     Identification and Classification of Members of the Group:

           Not Applicable

Item 9     Notice of Dissolution of Group:

           Not Applicable

Item 10    Certification:

           By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date:  February 10, 1997

NORWEST EQUITY PARTNERS IV

By ITASCA PARTNERS, as general partner



By:  /s/ John P. Whaley
         John P. Whaley, Partner



AGREEMENT


The undersigned hereby agree that the statement on Schedule 13G to which this Agreement is attached shall be filed by Norwest Equity Partners V on its own behalf and on behalf of (a) Itasca Partners, a Minnesota general partnership whose general partner is Norwest Equity Partners V, (b) Robert F. Zicarelli, an individual who is one of the managing partners of Itasca Partners, and (c) Daniel J. Haggerty, an individual who is the other managing partner of Itasca Partners.

Dated:  February 10, 1997

NORWEST EQUITY PARTNERS IV

By ITASCA PARTNERS, as general partner



  /s/ John P. Whaley
      John P. Whaley, Partner and Secretary

ITASCA PARTNERS



  /s/ John P. Whaley
      John P. Whaley, Partner



  /s/ John P. Whaley
      John P. Whaley, Attorney-in-Fact
        for Robert R. Zicarelli



  /s/ John P. Whaley
      John P. Whaley, Attorney-in-Fact
        for Daniel J. Haggerty